Exhibit 1U.1

Forge Group, Inc. Announces 3rd Quarter 2025 Financial Results

BETHESDA, Maryland, November 17, 2025 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC ID: FIGP), a specialist commercial auto insurance business, recently announced its financial results for nine months ended September 30, 2025.

The Company has provided certain selected financial data in the table below for the three months ended September 30, 2025 (“3Q25”) and 2024 (“3Q24”), respectively, and the nine months ended September 30, 2025 (“YTD 2025”) and 2024 (“YTD 2024”), respectively:

	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gross premiums written	$11,280	$8,765	$26,971	$19,862
Net premiums written	10,754	8,361	25,470	18,628

Net premiums earned	8,022	5,426	22,793	15,229
Underwriting income (loss) [1]	287	(398)	381	(1,504)
Operating income (loss) before income taxes [2]	850	22	1,888	(280)

Operating ratios
Loss ratio [3]	51.9%	49.7%	55.7%	56.1%
Expense ratio [4]	44.5%	57.6%	42.6%	53.7%
Combined ratio [5]	96.4%	107.3%	98.3%	109.9%
Less: Investment ratio [6]	-7.0%	-7.7%	-6.6%	-8.0%
Operating ratio [7]	89.4%	99.6%	91.7%	101.8%

Adjusted book value per common share equivalent [8]	$21.52	$19.97	$21.52	$19.97
Adjusted tangible book value per common share equivalent [9]	$19.40	$17.75	$19.40	$17.75

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non-recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

3Q25 financial highlights include:

●

Premium revenue. Gross premiums written were $11.3 million in 3Q25, an increase of 28.7% compared to the prior year period. Net premiums written were $10.8 million in 3Q25, an increase of 28.6% compared to the prior year period. Net premiums earned were $8.0 million in 3Q25, an increase of 47.8% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 51.9% in 3Q25 compared to 49.7% for 3Q24.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 44.5% in 3Q25, which represents a decline of 13.1% compared to the prior year period.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines, and our loss ratio remains within our long-term targets. Our combined ratio was 96.4% in 3Q25, which represents a decline of 10.9% compared to the prior year period. As a reminder, a lower combined ratio is better and our near-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. We are pleased to report an underwriting profit in 3Q25.

o	Underwriting income (loss). We reported underwriting income of $287 thousand in 3Q25 compared to an underwriting loss of $398 thousand in 3Q24. This represents an improvement of $685 thousand.

●

Operating ratio. Our operating ratio was 89.4% in 3Q25, which represents a decline of 10.2% compared to the prior year period. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 3Q25 compared to the prior year period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to continue to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $850 thousand in 3Q25 compared to pre-tax operating income of $22 thousand in 3Q24. This represents an improvement of $828 thousand.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $21.52 as of September 30, 2025, which represents an increase of 7.8% compared to September 30, 2024. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $19.40 as of September 30, 2025, which represents an increase of 9.3% compared to September 30, 2024.

YTD 2025 financial highlights include:

●

Premium revenue. Gross premiums written were $27.0 million in YTD 2025, an increase of 35.8% compared to the prior year period. Net premiums written were $25.5 million in YTD 2025, an increase of 36.7% compared to the prior year period. Net premiums earned were $22.8 million in YTD 2025, an increase of 49.7% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 55.7% in YTD 2025 compared to 56.1% in YTD 2024.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 42.6% in YTD 2025, which represents a decline of 11.1% compared to the prior year period.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines, and our loss ratio remains within our long-term targets. Our combined ratio was 98.3% in YTD 2025, which represents a decline of 11.6% compared to the prior year period. As a reminder, a lower combined ratio is better and our near-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. We are pleased to report an underwriting profit in YTD 2025.

o	Underwriting income (loss). We reported underwriting income of $381 thousand in YTD 2025 compared to an underwriting loss of $1.5 million in YTD 2024. This represents an improvement of $1.9 million.

●

Operating ratio. Our operating ratio was 91.7% in YTD 2025, which represents a decline of 10.1% compared to the prior year period. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in YTD 2025 compared to the prior year period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to continue to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $1.9 million in YTD 2025 compared to a pre-tax operating loss of $280 thousand in YTD 2024. This represents an improvement of $2.2 million.

The Company commented:

We continue to make progress in all areas of our business. During YTD 2025, we generated gross premiums written of $27.0 million, which represents an increase of 35.8% compared to YTD 2024. Our sales and marketing team continues to expand our network of distribution partners, with a focus on identifying and onboarding distribution partners that align with our strategic priority of expansion in the “small business” segment. We’ve recently made investments in marketing data which will provide our sales and marketing team with higher-quality leads; the objective here is to identify and onboard distribution partners that have a high likelihood of becoming “productive Forge partners” – i.e., have commercial auto clients that operate in our target business class segments and are willing to give Forge an opportunity to provide them with a quote.

It is critical, particularly in the “small business” segment, that once our sales and marketing team onboards a distribution partner, we can deliver a quote and bind experience that is as fast and easy as our (typically, much larger) competitors. To that end, we continue to make investments in our agent-facing technology. This is an area where we still have ground to cover, but we expect to make meaningful progress in the coming months. We are also working to expand agent self-service capabilities for existing policies in our agent portal, which will improve service levels, agent experience, and operational efficiency.

Our loss ratio continues to perform well within our long-term targets and below that of the commercial auto industry generally. Our loss ratio was 55.7% in YTD 2025 compared to 56.1% for YTD 2024. In addition, we continue to make steady progress on our expense ratio. Our expense ratio was 42.6% in YTD 2025 compared to 53.7% in YTD 2024, a decline of 11.1%. While our expense ratio may fluctuate from quarter-to-quarter, the long-term trend is favorable, and we believe we have room for improvement as we continue to leverage investments in technology to make our business (and team members) more efficient.

Our continued favorable loss ratio results, in conjunction with the improvement in our expense ratio, resulted in reported underwriting profitability in YTD 2025. We reported an underwriting profit of $381 thousand in YTD 2025 compared to an underwriting loss of $1.5 million in YTD 2024, an improvement of $1.9 million. We believe we are closing in on “sustainable” underwriting profitability. Our pre-tax operating income was $1.9 million in YTD 2025 compared to a pre-tax operating loss of $280 thousand in YTD 2024, an improvement of $2.2 million.

In summary, our YTD 2025 results demonstrate the strength of our business model and our commitment to disciplined execution. Looking ahead, we remain optimistic about the long-term opportunity. We appreciate the continued support of our shareholders and look forward to updating you after year-end.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net premiums earned	$8,022	$5,426	$22,793	$15,229

Losses and loss adjustment expenses	4,166	2,698	12,697	8,550

Policy acquisition costs and other operating expenses	3,520	2,962	9,539	7,884
Lease expense	9	1	107	106
Sublease (income)	0	7	(62)	(79)
Depreciation and amortization (excl. real estate) [1]	67	67	200	200
Service fee and other (income) expense	(26)	89	(70)	72
Underwriting expenses	3,569	3,126	9,715	8,184

Underwriting gain (loss)	287	(398)	381	(1,504)
Net investment income	563	420	1,507	1,224
Operating income (loss) before income taxes	850	22	1,888	(280)
Net realized and unrealized gains (losses) [2]	349	258	554	266
Income (loss) from real estate operations [3]	(10)	4	(7)	(19)
Income (loss) before income taxes	1,190	285	2,436	(33)
Income tax expense (benefit)	(24)	(124)	(20)	(88)
Net income (loss)	1,213	409	2,455	54
Net loss (gain) attributable to noncontrolling interest	2	(1)	1	1
Net income (loss) attributable to Forge Group, Inc.	1,215	408	2,456	55

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	September 30,	December 31,	September 30,
(dollars in thousands except for per-share items)	2025	2024	2024

Calculation of Numerators
Total equity	$50,194	$47,153	$46,290
Less: Noncontrolling interest	(701)	(701)	(699)
GAAP book value	49,494	46,451	45,590
Less: Accumulated other comprehensive (income) loss (AOCI)	1,144	1,714	1,591
GAAP book value excluding AOCI	50,637	48,165	47,181
Add: Theoretical proceeds from exercise of options [1]	1,282	1,276	1,276
Add: Non-GAAP real estate adjustments, net [2]	5,228	4,585	4,388
Adjusted book value (numerator)	57,148	54,027	52,846
Less: Goodwill and other intangibles	(5,608)	(5,809)	(5,876)
Adjusted tangible book value (numerator)	51,539	48,218	46,970

Calculation of Denominator
Common shares outstanding	2,058	2,044	2,044
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	16	20	20
Common shares issuable upon exercise of outstanding options [5]	124	125	125
Common share equivalents (denominator)	2,656	2,647	2,647

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$21.52	$20.41	$19.97
Adjusted tangible book value per common share equivalent [7]	$19.40	$18.22	$17.75

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	September 30,	December 31,	September 30,
(dollars in thousands)	2025	2024	2024

Real estate held for the production of income, net	$28,472	$28,931	$29,084
Add: Leases in place	2,143	2,302	2,354
Add: Deferred rent [1]	2,444	2,453	2,437
Real assets (GAAP)	33,059	33,685	33,875
Add: Accumulated depreciation [2]	6,997	6,538	6,385
Add: Accumulated amortization [3]	2,020	1,862	1,810
Less: Deferred rent	(2,444)	(2,453)	(2,437)
Real assets (Non-GAAP) [4]	39,633	39,633	39,633

Notes payable, net (GAAP)	25,022	25,612	25,796
Add: Unamortized finance costs	909	980	1,003
Notes payable (Non-GAAP) [5]	25,931	26,592	26,799

Net real assets (Non-GAAP) [6]	13,702	13,041	12,834
Less: Net real assets (GAAP) [7]	(8,037)	(8,073)	(8,079)
Non-GAAP adjustments [8]	5,664	4,968	4,754
Less: Noncontrolling interest [9]	(436)	(383)	(366)
Non-GAAP real estate adjustments, net	5,228	4,585	4,388

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries Consolidated Balance Sheets

	As of
	September 30,	December 31,	September 30,
	2025	2024	2024
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$35,589	$31,908	$30,022
Redeemable preferred stock, at fair value	1,063	1,074	1,413
Perpetual preferred stock, at fair value	83	95	91
Common stock, at fair value	1,893	1,287	1,403
Other invested assets	4,860	3,609	3,429
Real estate held for the production of income, net	28,472	28,931	29,084
Cash and cash equivalents	13,199	10,597	10,961
Restricted cash	249	236	104
Total investments and cash	85,408	77,737	76,507

Accrued investment income	334	288	302
Premium and reinsurance balances receivable	13,185	11,872	10,072
Ceded unearned premiums	96	109	75
Reinsurance balances recoverable on unpaid losses	2,338	2,015	1,255
Deferred policy acquisition costs, net	542	491	438
Deferred rent	2,444	2,453	2,437
Leases in place	2,143	2,302	2,354
Right-of-use asset, net	157	55	89
Goodwill and other intangibles	5,608	5,809	5,876
Other assets	1,217	1,577	1,550
Total assets	$113,472	$104,706	$100,955

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$16,607	$12,344	$11,575
Unearned premium	18,331	15,667	13,686
Reinsurance balances payable	52	90	26
Accrued expenses	3,088	2,852	2,366
Notes payable	25,022	25,612	25,796
Defined benefit plan unfunded liability	3	-	342
Operating lease liability, net	156	298	333
Other liabilities	19	691	541
Total liabilities	63,278	57,554	54,665

Mezzanine Equity:
Preferred stock, without par value [1]	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21	21
Treasury stock	(283)	(210)	(210)
Additional paid-in capital	17,030	16,591	16,691
Unearned employee stock ownership plan shares	(1,421)	(1,421)	(1,624)
Retained earnings	30,063	27,957	27,076
Accumulated other comprehensive income (loss), net of tax	(1,144)	(1,714)	(1,591)
Noncontrolling interest	701	701	699
Total equity	50,194	47,153	46,290
Total liabilities and equity	$113,472	$104,706	$100,955

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,057,614, 2,044,149, and 2,044,149 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$8,022	$5,426	$22,793	$15,229
Income from real estate held for investment	546	546	1,638	1,648
Net investment income	563	420	1,507	1,224
Net realized investment gains	(24)	(143)	(45)	(483)
Net unrealized gains on equity securities	373	402	599	749
Service fee and other income (expense)	26	(89)	70	(72)
Total revenues	9,507	6,561	26,562	18,296

Expenses
Losses and loss adjustment expenses	4,166	2,698	12,697	8,550
Policy acquisition costs and other operating expenses	3,520	2,962	9,539	7,884
Depreciation and amortization	296	296	889	889
Real estate operating expense	54	31	133	129
Interest expense on debt	272	281	823	849
Lease expense	9	1	107	106
Sublease income	0	7	(62)	(79)
Total expenses	8,317	6,277	24,126	18,329

Income (loss) before income taxes	1,190	285	2,436	(33)

Income tax expense (benefit)	(24)	(124)	(20)	(88)
Net income (loss)	1,213	409	2,455	54
Net loss (gain) attributable to noncontrolling interest	2	(1)	1	1
Net income (loss) attributable to Forge Group, Inc.	1,215	408	2,456	55

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	114	501	551	508
Reclassification adjustment for losses (gains) included in net income	20	18	20	54
Total other comprehensive income (loss), net of tax	134	519	571	561

Total comprehensive income (loss)	1,347	928	3,026	615